Exhibit (k)(2)
As of September 21, 2007
To John Hancock Tax-Advantaged Global Shareholder Yield Fund
With Reference to the Investment Advisory Agreement entered into by John Hancock Advisers, LLC (“John Hancock”) with John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”) we hereby notify you of the following:
In connection with the organization and initial offering of the common shares of the Fund, John Hancock hereby agrees to (i) reimburse all organizational costs of the Fund and (ii) pay all offering costs of such offering of the Fund (other than sales load) that exceeds $0.04 per share.
The instrument is executed under seal and shall be governed by Massachusetts Law.

Very truly yours,
/s/ Gordon M. Shone
Gordon M. Shone
Title:	Vice President, and not Individually

ACCEPTED AND AGREED TO
ON BEHALF OF THE FUND

By:	/s/ George M. Boyd
Name: George M. Boyd
Title: Assistant Secretary, and not Individually